Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum                                           Direct Dial: 202-239-3346                               E-mail: david.baum@alston.com

February 24, 2017

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Katie Hinke

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 323 to the Trust’s Registration Statement on Form N-1A, filed on December 16, 2016

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on January 31, 2017 (the “Comments”), relating to Post-Effective Amendment No. 323 to the Trust’s Registration Statement on Form N-1A filed on December 16, 2016 regarding the WOA US All Cap I (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

U.S. Securities and Exchange Commission

February 24, 2017

General Comment

Comment #1

Please confirm that all missing or bracketed info will be included in the subsequent filing and that comments will apply throughout the Documents as applicable.

Response #1

The Registrant confirms that any missing or bracketed disclosure will be finalized in the Funds’ next post-effective amendment and the Registrant further confirms that comments apply throughout the Documents as applicable.

Prospectus

Summary Section – Fees and Expenses of the Fund (page 1)

Comment #2

The Staff recommends deleting the following language in footnote 3 of the section “Summary Section – Fees and Expenses of the Fund:” “front-end or contingent deferred sales loads” as it does not appear applicable to the Fund. Please also note that this comment also applies to the Fund’s SAI.

Response #2

The Registrant confirms that it has made the recommended change throughout the Documents.

Comment #3

The Staff requests that the Registrant confirm in footnote 3 that the Fund will not exceed (1) the expense cap at the time of the waiver and (2) the current expense cap. Please also note that this comment also applies to the Fund’s SAI.

Response #3

The Registrant confirms that the Fund will not exceed (1) the expense cap at the time of the waiver and (2) the current expense cap. Additionally, the Registrant has updated the language of footnote 3, and throughout the Documents, as follows:

The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the expense

U.S. Securities and Exchange Commission

February 24, 2017

limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded ~~for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap~~.

Additionally, the Registrant has updated the language of the SAI as follows:

The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded. ~~in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap.~~ Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and increase its performance.

Comment #4

The Staff requests that the Registrant confirm that the reimbursement under the expense limitation agreement will take place within three years from the date on which they were incurred.

Response #4

The Registrant confirms that the reimbursement under the expense limitation agreement will take place within three years from the end of the fiscal year in which they were incurred. Additionally, the Registrant has updated the language of footnote 3, and throughout the Documents, as shown in Response #3 above.

Summary Section – Principal Investment Strategies (page 2)

Comment #5

The Staff requests that for the sentence “[t]he top stocks will then be sector adjusted to ensure that large sectors have some representation and that large sectors are not overrepresented,” the Registrant disclose whether there is a target percentage balance between large sectors and non-large sectors.

Response #5

In response to the Staff’s comment, the Registrant confirms that there is not a target percentage of large sectors.

U.S. Securities and Exchange Commission

February 24, 2017

Additionally, the Registrant has updated the sentence as follows:

The top stocks will then be sector adjusted ~~to ensure that large sectors have some representation and that large sectors are not overrepresented~~.

Comment #6

The Staff requests that for the sentence, “[i]n selecting securities, the Adviser considers conventional factors such as value, size and quality, as well other factors such as sentiment and momentum,” the Registrant list the factors that will be considered and explain the meaning of these factors.

Response #6

In response to the Staff’s comment, the Registrant has revised the disclosure as follows:

In ranking and selecting securities, the Adviser considers various ~~conventional~~ factors such as value, size, ~~and~~ quality, safety, ~~as well other factors such as~~ sentiment and momentum. ~~Factors such as sentiment can be further broken down into insider buying, institutional ownership and mean~~ Value, a favorable investable factor, is defined by traits such as low price/earnings ratio, low price to book value, and low price to cash flow ratio, among others. Size is defined, more narrowly, with small cap stocks favored over large cap stocks. Quality, another favorable investable factor, is defined by low accruals, positive asset growth and high return on equity. Safety is characterized by low debt to assets, high Altman Z-Score (i.e., showing a low chance of bankruptcy), low volatility and low beta. Sentiment is defined by a variety of metrics, including insider buying/selling, changes in analyst recommendations and institutional investor assets. Finally, momentum is defined by earnings momentum, short and long-term price momentum and mean reversion. These factors will drive the ranking of each security and only the top ranked stocks will be selected for the strategy. By favoring certain of these~~tilting towards~~ factors over others, ~~such as value (cheap stocks), size (small cap stocks), quality and momentum,~~ the Adviser seeks to generate outperformance relative to conventional stock indices, as well as higher risk adjusted returns. The strategy also utilizes a proprietary factor weighting to determine how much of each factor is used to select each stock holding. If the ~~Adviser believes that a stock is underperforming based on these factors~~ Adviser’s score for a stock has decreased rapidly in a short time period, the Adviser will sell or reduce the Fund’s position in that stock. The Fund is active and the stocks in the Fund’s portfolio will turn over up to 5 times per year ~~(truly active, unlike most active funds which have low tracking error with turn over less than 50%)~~.

Comment #7

U.S. Securities and Exchange Commission

February 24, 2017

The Staff requests that the Registrant please explain the meaning of “sentiment” and “momentum” as used here.

Response #7

In response to the Staff’s comment, the Registrant confirms that “sentiment” is an investable factor defined by a variety of metrics, including insider buying/selling, change in analyst recommendations and institutional investor assets. Additionally, “momentum” is defined by earnings momentum, short and long-term price momentum and mean reversion. Please also see Response #6 above.

Comment #8

The Staff recommends that the Registrant please delete the following language: “truly active, unlike most active funds which have low tracking error with turn over less than 50%.”

Response #8

In response to the Staff’s comment, the Registrant has made the requested change throughout the Documents.

Summary Section – Principal Investment Risks (page 2)

Comment #9

The Staff requests that the Registrant include include “active management risk” as a principal investment risk.

Response #9

In response to the Staff’s comment, the Registrant has added the following language to the two sections, “Summary Section – Principal Investment Risks” and “Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Risks:”

Active Management Risk – The Fund is actively managed and its performance therefore will reflect, in part, the ability of the mangers to select investments and to make investment decisions that are suited to achieving the Fund’s investment objectives. Due to its active management, the Fund could underperform its benchmark index and/or other funds with similar investment objects and/or strategies.

Summary Section – Adviser Portfolio Managers (page 3)

Comment #10

U.S. Securities and Exchange Commission

February 24, 2017

The Staff requests that the Registrant update the sentence “[e]ach portfolio manager has served as a portfolio manager of the Fund since the Fund commenced operations in 2016” to 2017.

Response #10

In response to the Staff’s comment, the Registrant has made the requested change.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings - Principal Investment Risks (page 4)

Comment #11

The Staff requests that the Registrant please remove references to derivatives as the Fund does not appear to invest in derivatives.

Response #11

In response to the Staff’s comment, the Registrant has made the requested change throughout the Documents.

Investment Advisory Services – Portfolio Managers (page 6)

Comment #12

The Staff requests that the Registrant confirm that the portfolio managers section is complete.

Response #12

In response to the Staff’s comment, the Registrant has updated the portfolio managers section and confirms that the portfolio manager section is now complete.

Comment #13

The Staff requests that under the disclosure for Portfolio Manager L. Clarke Lemons, regarding the language “Top 100 Independent Advisor by Barron’s,” that the Registrant please disclose the date and relevance of this rating. Please also note that this comment applies to the Fund’s SAI.

Response #13

In response to the Staff’s comment, the Registrant has deleted the sentence throughout the Documents.

U.S. Securities and Exchange Commission

February 24, 2017

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum